Exhibit 99.1

89% of Students in Domestic K-12 Schools of Bright Scholar have Returned to Campus

FOSHAN, China, June 8, 2020 (PRNewswire) - Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced 89% of students in domestic K-12 schools of Bright Scholar have returned to campus.

Following the directives of local governments, most of the K-12 schools in China have re-opened amid the effective management of the COVID-19 pandemic. 89% of Bright Scholar’s registered students have returned to campus while the remaining registered students (mainly K-12 schools students in Wuhan areas and kindergartens) will return to campus in adherence to the guidelines from local governments. As of May 31, 2020, the registered students for the Company domestic K-12 schools was 49,836, a 2.7% increase compared to that as of February 29,2020.

“We are excited to welcome our students and employees back on campus after a few months of remote learning. I am incredibly proud of how our employees, students and parents have united and supported one another during this unprecedent challenging time.” Co-CEO Ms. Wanmei Li commented, “The health and safety remain our top priority as we implement new protocols in measuring temperature, social distancing, hand washing, mask wearing and quarantine to protect students, faculty and staff. We will continue to post home learning resources for students who are unable to attend school. We are grateful for parents’ confidence in us, and pleased to see an increase of enrollment as compared to end of last fiscal quarter.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507